Chapman and Cutler LLP

320 South Canal Street, 27th Floor

Chicago, Illinois 60606

January 23, 2024

Via EDGAR Filing

Mr. Aaron Brodsky

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2387

Total Income Portfolio, Series 31

File Nos. 333-276190 and 811-03763

Dear Mr. Brodsky:

This letter responds to the comment given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2387, filed on December 21, 2023, with the Securities and Exchange Commission. The registration statement proposes to offer the Total Income Portfolio, Series 31 (the “trust”).

PROSPECTUS

Investment Summary — Principal Investment Strategy

1.        Please disclose the Fund’s actual investments as of the date of deposit in the section entitled “Principal Investment Strategy” and confirm that the risks set forth in the section entitled “Principal Risks” reflect such investments.

Response:       Once the portfolio is selected, a sentence will be added to the section entitled “Principal Investment Strategy” stating the types of investments that represent a significant amount of the trust’s assets as of the date of deposit. The section entitled “Principal Risks” will be revised to match this list, as appropriate.

Investment Summary — Principal Risks

2.        On page 6 there is a discussion of the risks associated with ETFs that are concentrated in the financial sector. The Principal Investment Strategy section does not appear to explicitly mention any particular focus in the financial sector. Please either update the strategy section or remove this disclosure from the principal risks.

Response:       The appropriate risk disclosures will be included in the final prospectus based upon the trust’s portfolio. If the trust, or the ETFs in which the trust invests, are concentrated in the financials sector, disclosure will be added to the Principal Investment Strategy section noting this concentration.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren